SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

 MONAKER GROUP, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

609011200

(CUSIP Number)

August 21, 2019

 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609011200	13G	Page 2 of 7

1	Name of Reporting Persons IDS Inc.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 1,968,000
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,968,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 15.3%*
12	Type of Reporting Person (see instructions) CO

CUSIP No. 609011200	13G	Page 3 of 7

1	Name of Reporting Persons Ari Daniels
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 1,968,000
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,968,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 15.3%
12	Type of Reporting Person (see instructions) IN

CUSIP No. 609011200	13G	Page 4 of 7

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of IDS Inc., a Nevada corporation (“IDS”), and the Chief Executive Officer of IDS, Mr. Ari Daniels, relating to the common stock, $0.00001 par value per share (“Common Stock”) of Monaker Group, Inc., a Nevada corporation (the “Issuer”).

This Schedule 13G relates to shares of Common Stock of the Issuer issued to IDS pursuant to the terms of an Intellectual Property Purchase Agreement dated August 15, 2019 (the “IP Purchase Agreement”) by and between the Issuer, as buyer, and IDS, as seller. Pursuant to the IP Purchase Agreement, the Issuer purchased certain proprietary technology from IDS for the reservation and booking of air travel, hotel accommodations, car rentals, and ancillary products, services, and amenities, integration of the same with the providers of such products and services, associated functions, including website addresses, patents, trademarks, copyrights and trade secrets relating thereto, and all goodwill associated therewith (collectively, the “IP Assets”). Although the IP Purchase Agreement was dated August 15, 2019, the agreement was not binding upon either party and no party was subject to any enforceable obligations pursuant to the terms of the agreement until August 21, 2019.

As Mr. Ari Daniels is the Chief Executive Officer of IDS, Mr. Daniels may direct the vote and disposition of the shares of common stock beneficially owned by IDS.

Item 1(a)	Name of Issuer.

Monaker Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2893 Executive Park Drive, Suite 201 Weston, Florida 33331

Item 2(a)	Name of Person Filing.

IDS Inc., a Nevada corporation and Mr. Ari Daniels, the Chief Executive Officer of IDS.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

21781 Ventura Blvd Ste. 231 Woodland Hills, CA 91634

Item 2(c)	Citizenship or Place of Organization.

IDS is a Nevada corporation. Mr. Ari Daniels is the Chief Executive Officer of IDS and is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common stock, $0.00001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

609011200

CUSIP No. 609011200	13G	Page 5 of 7

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4	Ownership.

(a)	IDS is the beneficial owner of 1,968,000 shares of Common Stock. By virtue of Mr. Daniels’ relationship with IDS, discussed in further detail above, Mr. Daniels may be deemed to beneficially own the shares of Common Stock beneficially owned by IDS.

(b)	IDS is the beneficial owner of 15.3% of the outstanding shares of Common Stock. This percentage is determined by dividing 1,968,000, by 12,838,930 shares of outstanding Common Stock of the Issuer as confirmed by the Issuer’s transfer agent on August 23, 2019. By virtue of Mr. Daniels’ relationship with IDS, discussed in further detail above, Mr. Daniels may be deemed to beneficially own the shares of Common Stock beneficially owned by IDS.

(c)	Mr. Daniels may be deemed to have shared power with IDS, to vote and dispose of the 1,968,000 shares of Common Stock beneficially owned by IDS.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

CUSIP No. 609011200	13G	Page 6 of 7

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated October 3, 2019, between IDS Inc. and Mr. Ari Daniels.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2019

IDS Inc.

/s/ Ari Daniels Ari Daniels
Chief Executive Officer

/s/ Ari Daniels Ari Daniels

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.